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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
1.   Name and Address of Reporting Person:
      Phillip L. McStotts, 746 W. Quaking Aspen Dr., Murray, UT 84123

2.   Issuer Name and Ticker or Trading Symbol:
     NATEX CORPORATION (NATX)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 2/00

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year):
   (i)   1/19/00
3. Transaction Code:
   (i)   P
4. Securities Acquired (A) or Disposed of (D):
   (i)   (A) 20,000 shares
5. Amount of Securities Beneficially Owned at End of Month: 52,500
6. Ownership Form:  Direct (D) or Indirect (I): D
7. Nature of Indirect Beneficial Ownership: n/a

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security: Warrant
2. Conversion or Exercise Price of Derivative Security: $1.00
3. Transaction Date (Month/Day/Year): 1/19/00
4. Transaction Code: P
5. Number of Derivative Securities Acquired (A) or Disposed of (D): A 20,000
6. Date Exercisable and Expiration Date (Month/Day/Year): exercisable 1/19/00 Expiration 12/1/2001
7. Title and Amount of Underlying Securities: Common Stock, 20,000
8. Price of Derivative Security: n/a (see explanation below)
9. Number of Derivative Securities Beneficially Owned at End of Month: 40,000
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I): D
11.  Nature of Indirect Beneficial Ownership: n/a
Explanation of Responses: The 20,000 shares listed in Table I and the 20,000 warrants listed in Table II were acquired as units, consisting of one share and one warrant to purchase one share, priced at $1.00 per unit.

Signature of Reporting Person: /S/Phillip McStotts
Date:     3/1/00